EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(unaudited)

	Nine Months Ended
	September 28, 2014	September 29, 2013
Earnings:

Income before income taxes	$984,474	$964,884

Add (deduct):

Interest on indebtedness	65,999	68,595
Portion of rents representative of the interest factor (a)	7,692	5,680
Amortization of debt expense	833	833
Amortization of capitalized interest	1,748	1,672
Adjustment to exclude noncontrolling interests in subsidiaries and income from equity investee	(156)	(2,496)

Earnings as adjusted	$1,060,590	$1,039,168

Fixed Charges:

Interest on indebtedness	$65,999	$68,595
Portion of rents representative of the interest factor (a)	7,692	5,680
Amortization of debt expense	833	833
Capitalized interest	3,838	1,024

Total fixed charges	$78,362	$76,132

Ratio of earnings to fixed charges	13.53	13.65
NOTE:

(a)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.